THE ALGER FUNDS II
360 Park Avenue South
New York, New York  10010

December 20, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Kim Browning

Re:                             The Alger Funds II (File Nos.: 811-1743, 33-98102)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds  II (the “Trust”), on or about December 30, 2016 we plan to file pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 67 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment will be marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 66 (“PEA 66”) to the Registration Statement filed with the SEC on October 31, 2016 pursuant to Rule 485(a)(1) under the Securities Act to  change Alger Green Fund into Alger Responsible Investing Fund, and to make changes to Alger Dynamic Opportunities Fund (each, a “Fund” and together, the “Funds”).  The Amendment will include each Fund’s prospectus (the “ Prospectus”), a statement of additional information (“SAI”) for the Fund, and Part C, as did PEA 66.  The Prospectus will be incorporated into either a combined Retail or a combined Institutional prospectus with other funds in the Alger Family of Funds in a filing to be made pursuant to Rule 497 under the Securities Act.

Comments were provided by telephone to me and Christopher Ullman by Kim Browning of the Staff on December 15, 2016.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  Page references in the responses to the Prospectus and SAI are to those filed as part of PEA 66.  Capitalized terms used but not defined herein have the meanings assigned to them in PEA 66.

FILING

1.                                      Staff Comment:  The Staff requested that we file a response as correspondence via EDGAR, initially responding to the comments we received regarding Alger Responsible Investing Fund’s principal investment strategy, and the introduction to its performance chart.

Response:  We are filing this response letter via EDGAR, responding to the two comments noted above.

PROSPECTUS

Principal Investment Strategy (page 92)

2.                                      Staff Comment:   Please implement an 80% test pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Fund Names Rule”).  Please describe the criteria used to select investments, and indicate which entity produces the investment screens the prospectus refers to.  Please explain clearly to the shareholder what entity produces the information, how it is applied, whether the investment standard is objective or subjective, and whether there are any exclusion standards.

Response:  We do not believe that the Funds Name Rule applies to the Alger Responsible Investing Fund, however we will replace the second and third paragraphs under Principal Investment Strategy with the following:

Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies of any size with an environmental, social and governance (“ESG”) rating of BB or above by MSCI (or an equivalent rating by another ESG rating agency) that also demonstrate, in the view of Fred Alger Management, Inc., promising growth potential.  Fred Alger Management, Inc. employs fundamental analysis to identify innovative and dynamic companies and uses MSCI’s ESG ratings to consider how such stocks rank within an industry or sector based on a company’s conduct in offering products or services that promote positive environmental, social and/or governance policies, or have a positive impact in these areas, addressing concerns such as climate change, resource depletion, health and safety, employee relations and diversity, bribery and corruption, and fostering board diversity and structure.  The Fund does not bar companies in any industries.

Performance (page 94)

3.                                      Staff Comment:   It is not clear what is included in the performance provided.  The numerous changes make this paragraph very confusing.  Please consider revising this disclosure to make it clearer.

Response:  A complete chart of the Fund’s history (which we do not intend to include in the Prospectus) follows:

Name and Registrant Changes:

Time Period	Name	Registrant
12/4/00 – 2/25/02	Alger Socially Responsible Growth Retirement Series	The Alger Retirement Fund 811-07986
2/25/02 – 2/24/04	Alger Socially Responsible Growth Institutional Portfolio	The Alger Institutional Fund 811-07986
2/24/04 – 10/19/06	Alger Socially Responsible Growth Institutional Fund	The Alger Institutional Funds 811-07986
10/19/06 – 1/11/07	Alger Green Institutional Fund	The Alger Institutional Funds 811-07986
1/11/07 – 12/29/16	Alger Green Fund	The Alger Funds II 811-01743
12/30/16 –	Alger Responsible Investing Fund	The Alger Funds II 811-01743

To simplify the language, we indicated the time period covered, and noted that the Fund’s name, strategies, and portfolio management teams have changed during that time.  Then we stated clearly what performance was included.

The introduction to the performance section will be revised to state:

From December 4, 2000, through December 29, 2016, the Fund followed different investment strategies under different fund names, and was managed by different portfolio management teams.  Performance during that period does not reflect the Fund’s current investment strategies.  On January 11, 2007, before the Fund commenced operations, substantially all of the assets of another investment company advised by Fred Alger Management, Inc., Alger Green Institutional Fund, a series of The Alger Institutional Funds, were transferred to the Fund in a tax-free reorganization. Performance prior to January 11, 2007 includes the performance of the Class I Shares of Alger Green Institutional Fund. From January 11, 2007, to September 24, 2008, the performance shown is that of the Fund’s N shares. All performance prior to September 24, 2008 has been adjusted to reflect applicable sales charges (in the table) and operating expenses.  The Fund’s past performance (before and after taxes) is not necessarily an indication of how it will perform in the future. Updated performance information is available on the Fund’s website www.alger.com.

Should members of the Staff have any questions or comments regarding the Amendment, please contact me at 212.806.8833 or lmoss@alger.com.  We would be happy to incorporate any additional comments before we file the Amendment.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:                                Hal Liebes, Esq.

Christopher Ullman, Esq.